Received SEC

24-10343

FEB 25 2013

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /A
REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

PROHIBITION BRANDS
(Name of small business issuer in its charter)

California	3990	46-1435883
State or jurisdiction of incorporation or organization	Primary Standard Industrial Classification Code Number	IRS Employer Identification Number

1545 N. Bronson Ave, Suite 109
Hollywood, California 90028
(573) 424-1659

(Address and telephone number of principal executive offices)


13000337

Address TBD

(Denver, Colorado)

(Seattle Washington)

(Address of principal place of business or intended principal place of business)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART 1- NOTIFICATION

ITEM 1-SIGNIFICANT PARTIES

(a) The issuers director:
Brian Laoruangroch

Business Address
1545 N. Bronson Ave, Ste 109
Hollywood, California 90028

Residential Address
1530 Jefferson Ave, Apt 23
Miami Beach, Florida 33139

(b) The issuers officers:
Brian Laoruangroch
Same as above

c) The issuer's general partners:

Brian Laoruangroch

Address same as above

d) owners of 5 percent or more of any class of the issuer's equity securities:

Brian Laoruangroch

Address same as above

e)there are no beneficial owners of 5 percent or more of any class of the issuer's equity securities;

f)there are no promoters of the issuer

g)there are no affiliates of the issuer

h)at this time there is no counsel to the issuer with respect to the proposed offering

i)there is no underwriter with respect to the proposed offering:

j)there are no underwriters directors

k)there are no underwriters officers

l) the are no underwriter's general partners; and

m) there is no counsel to the underwriter

ITEM 2- APPLICATION OF RULE 262

a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.
b) None of the persons identified in response to item 1 are subject to any of the disqualification provisions set forth in Rule 262

ITEM 3- AFFILIATE SALES

No part of the proposed offering involves the resale of securities by affiliates of the issuer

ITEM 4- JURISDICTIONS IN WHICH SECURITIES ARE TO BE OFFERED

a) The securities will be offered in all U.S. jurisdictions nationwide, which will be intended for all 50 states.
b) The securities will be offered through our company website www.ProhibitionBrands.com and potentially through investment/crowdfunding websites along with other internet marketing portals. We also plan to have stock offered on the National Securities Exchanges.

ITEM 5-UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

A) There are no unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this form 1-A

ITEM 6- OTHER PRESENT OR PROPOSED OFFERINGS

The issuer or any of its affiliates are not currently offering or contemplating the offering of any securities

ITEM 7-MARKETING ARRANGEMENTS

a. There are no marketing arrangements known to the issuer or to any person named in response to item 1 above or to any selling security holder in the offering covered by this Form 1-A
b. No underwriter intends to confirm sales to any accounts over which it exercises discretionary authority

ITEM 8- RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN OFFERING STATEMENT

There are no experts named in the offering

ITEM 9- USE OF A SOLICITATION OF INTEREST DOCUMENT

No publication authorized by Rule 254 was used prior to the filing of this notification

PART II- OFFERING CIRCULAR-MODEL A

COVER PAGE

PROHIBITION BRANDS (Exact name of Company as set forth in Charter)

Type of securities offered: common stock
Maximum number of securities offered: 25,000,000/Minimum number of securities offered: 2,500,000
Price per security: $2.00
Total proceeds: If maximum sold: $50,000,000 If minimum sold: $5,000,000 (See Questions 9 and 10)
Is a commissioned selling agent selling the securities in this offering? No
If yes, what percent is commission of price to public? N/A
Is there other compensation to selling agent(s)? N/A
Is there a finder's fee or similar payment to any person? No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained? No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals? No (See Question No. 25)
Is transfer of the securities restricted? No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[x] Has never conducted operations.
[ ] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

This offering has not yet been registered for offer and sale in any states:

State	*State File No.*	*Effective Date*

For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

TABLE OF CONTENTS

The Company..

Risk Factors..

Business and Properties..

Offering Price Factors...

Use of Proceeds..

Capitalization..

Description of Securities..

Plan of Distribution..

Dividends, Distributions and Redemptions...

Officers and Key Personnel of the Company...

Directors of the Company...

Principal Stockholders..

Management Relationships, Transactions and Renumeration................................

Litigation...

Federal Tax Aspects..

Miscellaneous Factors..

Financial Statements..

Managements Discussion and Analysis of Certain Relevant Factors......................

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of __25__ pages.

THE COMPANY

1. Prohibition Brands

State and date of incorporation: ____California January 2, 2013________________

Street address of principal office: _1545 Bronson Ave, Hollywood, Ca 90048_______

Company Telephone Number: (573)424-1659

Fiscal year: January 1 (month) (day)

Person(s) to contact at Company with respect to offering:

Brian Laoruangroch

573.424.1659
1545 Bronson Ave.
Hollywood, Ca 90048

RISK FACTORS

Our limited operating history makes it difficult for you to evaluate our current and future business and prospects and future financial results

If we are unable to obtain additional financing, we will be unable to proceed with our Plan of Operations; even if we obtain additional debt or equity financing, your equity interest in our stock will be diluted

If Prohibition Brands is declared in violation of federal law by a federal court or other state and local authorities, we may be unable to continue to produce our products and we may have to terminate our business, and you will lose your entire investment

Because we have no agreements with the third party manufacturers that will manufacture our products,and at the present moment are not leasing a production facility nor own a production facility we may be unable to produce our products and deliver them to market.

We currently have no agreements with third party distributors that will distribute our products to retailers, which would adversely affect our reputation and materially reduce our revenues

We currently have no agreements with third party growers that will grow product, we may be unable to acquire quality product in the quantity desire at the price required, and we do not currently have a grow operation in place or adequate plans to operate a grow, which could adversely effect your investment.

We currently have no expertise in management or at the executive level that is versed in similar markets like alcohol or tobacco. This lack of knowledge and expertise could effect our ability to enter the market and avoid mistakes, or retard the speed of company growth, which would adversely effect your investment.

If our products are found to cause injury, have defects, have long-term side-effects or fail to meet industry standards, we will incur substantial litigation, judgment, product liability, and product recall costs, which will increase our losses and negatively affect our brand name reputation and product sales

The use of our products is subject to social trend fluctuations which may cause fluctuating financial results and a reduction of our revenues during certain periods, which would negatively affect our potential profitability and the value of your investment in our stock

The use of our products is subject to state law, referendums, votes, city and county ordinances and other non-federal regulations and rules, some of which are trial periods or temporary in nature and our abilities to distribute our product in certain geographic areas are subject to large Fluctuations in these laws which may cause fluctuating financial results and a reduction of our revenues during certain periods, which would negatively affect our potential profitability and the value of your investment in our stock

Because we offer only a few select products at the moment, and our competitors may have a variety of products, or may have a more established brand, we may not obtain consumer acceptance of our products, which may adversely affect our ability to generate revenues.

Since we are in an establishment phase of our business, we face trademark, copyright, and patent protection risks that may negatively affect our brand name reputation, revenues and potential profitability

Possible disputes over the United States patent rights to our products may negatively affect our ability to gain a protect any competitive advantage we may have in the field

We are operating in a quasi-market that is according to state law is legal, but on a federal level qualifies as a black or illegal market. Navigating and operating in these conditions requires much legal expertise, which increases our costs of doing business and may lead to delays, fines, restrictions, or possible termination of our business.

Medical Marijuana dispensary's have been "raided" and shut down by DEA agents in the past. We have significant risks of losses if we are targeted by the DEA and we are shut down, product and assets are confiscated, and if we face legal penalties including criminal charges and fines. This would negatively impact our ability to operate this business.

Marijuana sales have operated as an illegal market in the past. As the states of Colorado and Washington, and other states moving forward, test the water with marijuana legalization for retail, we face risks of negative action from current black market marijuana industry operatives including gangs, cartels, organized criminals, drug dealers, and others. These risks of losses could include theft, hijackings, intimidation, vandalism, and violence; all of which would negatively impact this business.

As Colorado and Washington determine their system of regulating retail marijuana sales to persons 21 and over, we will learn the status and criteria of receiving a processing license in both Colorado and Washington. If we are unable to obtain a processing license from either state, or other states moving forward, it would definitely negatively impact our business.

We have not established the "Prohibitions Brands" brand name or the "Marijuanettes" or the "Roach's" label, and Prohibition Brands has little, if any, name recognition, which may prevent us from generating revenues and reduce the value of your investment

If we lose the services of our Chief Executive Officer, Brian Laoruangroch, our operations may be adversely affected or we may be unable to continue our operations

If we are unable to acquire good executives, managers, and key personnel, it would be detrimental to our company and your investment.

Our management has significant control over matters requiring a shareholder vote, which will prevent our minority shareholders from influencing our activities

Our operations are subject to possible conflicts of interest which may result in our officers and directors favoring their own business interests over ours, which may have a negative effect on our revenues and potential profitability

Our management devotes only limited time to our business and may continue to do so in future, which may negatively affect our revenues and potential profitability

There is not and there may never be a public market for shares of our stock, which may make it difficult for investors to sell their shares

Because our stock is an originally low-priced stock for which there is and may never be a market, any investment in our common stock is a high-risk investment and is subject to restrictions on marketability; you may be unable to sell your shares

Other risk factors involved with being a new business, and our business specifically are:

a. lack of cash flow and start-up injection money

b. inexperience of management in managing a business in this particular industry

c. dependence of the company on an unproven product

d. a retail marijuana market has not been established or proven its viability.

e. absence of operating history of the company is a risk, along with absence of profitable operations in recent periods and no financial history, all which contribute to the overall financial position of the company.

f. the nature of our business in which we are engaged which is similar to the industries of alcohol and tobacco.

G. conflicts of interest with management

h. arbitrary establishment of offering price

i. reliance on the efforts of a single individual

j. absence of a trading market if a trading market is not expected to develop.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

THE BUSINESS AND PROPERTIES

3. WITH RESPECT TO THE BUSINESS OF THE COMPANY AND ITS PROPERTIES

a. Prohibition Brands is marijuana processing company. Our final product is a retail packaged "ready to smoke" cigarette-style marijuana good. Our brand is a high-quality, standardized marijuana product that will be as readily available in all legal states as alcohol and tobacco to persons who are of age. From raw marijuana commodity product, we inspect for imperfections, bacteria, and diseases, cure the product, treat it, cut it, blend it, and package it. Update, as of 02/19/13 we own the domain name "ProhibitionBrands.com" and have pending trademark application with the United States Patent and Trademark Office for our initial product "Roach's" and patent pending application for said product the "Selectively Marijuana Personal Consumption Filtered Cigarette Capsule."

b. these products will be produced in the states of Colorado and Washington, and all future states that allow consumers to legally use our products. The new products that the company will be selling are in the final prototype stage at the time of writing. Products will be available for public viewing in late 2013, early 2014, before retail sales of marijuana are allowed, but after all patents and trademarks have been initiated and progressed or completed. The activities of producing prototypes in mass production in a factory has not occurred and is dependent upon our financing available at the time. Completion of the development of the product could be achieved with $10,000,000 which would include final retail packaging. We are unsure if we will be dependent upon a limited number of suppliers for essential raw materials, machinery, or licenses. We do not have any major existing supply contracts.

c. Prohibition Brands intends to sell products in the retail marijuana industry. This is a market that at the time of this writing, hasn't even had rules written by the state regulating bodies. This is a very unknown market. Recognized trends in the industry appear to be growing. Since the mid 1990's, starting with California, a movement began that allowed medical patients to use marijuana as medicine. As of 2012, 18 states plus the District of Columbia have made medical marijuana legal in their states and now two states, Washington and Colorado, have made it legal for recreational use to persons over 21. In each of these states a new market has been created and the trend of state legalization looks to continue. Geographically, for now, Prohibition Brands will sell primarily in the states of Washington and Colorado marketed towards consumers for recreational use. The company may expand to medical marijuana states over time.

Competition is expected many ways including price and service. The price of marijuana is subject to great changes in the future as new federal and state marijuana laws surface. At this time, the Liquor Control Board of Washington estimates that prices of marijuana at growers level to be $3/gram, at the processors level $6/gram, and at the retail level $12/gram (see evidence at end) At this time we are unsure of who directly will be our competitors and what the cost of their products are. Our competition can range from large corporate-type entities that make an expensive high-end product costing in excess of $20/gram or more and we could have competition of individuals working from their own houses, selling product grown at home for $3/gram or lower. At this time, we are unsure how many competitors we will have in our specific market of processed, blended, branded marijuana product. There could be many companies that enter this market. We believe we can compete and succeed because of factors like "first mover advantage" "brand loyalty" our competitive advantages from our patents and trademarks and innovation of our CEO Brian Laoruangroch, who has previously brought a company from concept to market.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

d) the marketing strategies we will employ to develop our market include samples, television commercials, point-of-purchase displays, repeat customer loyalty and overall reimaging of marijuana use. Marketing efforts would made to portray marijuana in a positive light. Our finished products are marketed as ways to celebrate, relax, "get ready", re-evaluate, concentrate, change mood and other benefits. It is important to re-image marijuana users from "lazy" and "unmotivated" to "fun" "adventurous" "successful" and "happy" for example. Marketing and distribution wise, it is of highest importance to be the most easily accessible product and most widely known. Strong penetration and heavy marketing from day 1 is the intent.

e) there is no backlog of written firm orders for products and or services because we are a new business in development

f) Currently, at the time of writing, there is only 1 employee in Prohibition Brands. In the next 12 months we anticipate employing between 2 and 20 employees. This amount is broken down between 1 and 10 employees that are administrative, management, and specialty, and between 1 and 10 employees that would be operative. None of the employees would be under a collective bargaining agreement or this is not reasonably forseeable at this moment.

g) Prohibition Brands does not currently have any principal real estate. In the near future, the company intends on having two production facilities, 1 in Denver, Colorado and 1 in Seattle, Washington. In the next 12 months, Prohibition Brands intends to purchase equipment and machinery to produce our products in large scale. We expect the cost of performing these tasks to cost up to $10,000,000 or more. At the time of this writing we have submitted patent applications for our products "Marijuanettes" and "Roach's" and for the related trademarks plus "Prohibition Brands" trademark. We have intent to apply for patents of more products within the near future. The patents and trademarks we have acquired or will be able to acquire with financing as-is, however equipment and production facilities will be paid for by proceeds from the offering.

h) Prohibition Brands relies heavily proprietary information including but not limited to patents on marijuanette design, "roach's" design, blends, treatments, systems, processes, ingredients, and trade secrets. In order to protect this information we require the signature of parties we disclose information to sign a non-competition and non-disclosure contract. The cost of research and development in the last year include time working by the CEO Brian Laoruangroch formulating and creating the Business Plan and Structure, business trips in November and December of 2012 to Denver and Seattle, marijuana and associated rolling products. The costs to this point have been kept minimal. Over the next 12 months, we plan to spend up to $10,000,000 or more on Research and Development regarding safety, taste formulas, product design, packaging design and branding, and distribution planning.

i) The company is subject to federal laws regarding sale and possession of marijuana, which is currently classified as a schedule I drug, which is "highly addictive with no medicinal value." Federal law bans us from operating our business, which we will be knowingly operating in violation of federal law. At this time bans and new laws regarding marijuana are being created in many cities, counties, and states. The movement of all of these laws will largely effect the future of this business.

j) currently there are no subsidiaries of the business

k) material events in the development of the company. On November 8, 2012 Brian Laoruangroch saw an opportunity to create a business. This idea was triggered by the recent vote by Colorado and Washington to allow marijuana possession and sales to persons 21 and over. From November 8 on, Brian constantly thought night and day formulating the entire business model and operations of Prohibition Brands and mentally concepted all products that would be sold by Prohibition Brands.

4. a. If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or milestone	Expected method of achievement	Date or number of months after receipts of proceeds when should be accomplished
1	Receive Washington and/or Colorado license	Apply on day 1. If not awarded, do all means necessary to secure a license including buying another company	December 1, 2013
2	Get product accessible to market by January 1, 2014	Develop a distribution system to outlets for both states	December 1, 2013
3	Get financing together	Start working now	December 1, 2013
4	Heavily advertise on day 1	Acquire financing now	December 1, 2013
5	Finish Product Development	Continue making and testing prototypes now	December 1, 2013

c) Possible consequences of delays in achieving these milestones could be detrimental to the brand's name recognition and possibly initial attract long-term customers. There are not many constant operating costs, but rather upfront 1 time costs. In regards to liquidity, we do not intend to have many sellable assets, and we do not intend to have many ongoing operating expenses. (see Question Nos. 11 and 12).

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?

Total $0 ($0 per share)

6. The company did not have profits last year

7. What is the net tangible book value of the Company? ($0)

b. no securities were sold in the last year

8. what percentage of the outstanding shares of the company will the investors in this offering have?

If the maximum is sold: 49%

If the minimum is sold: 5%

b) what post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page

if maximum sold: $100,000,000*

if minimum sold: $100,000,000*

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: $0. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $50,000,000.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. a. The following table sets forth the use of the proceeds from this offering:

	If minimum sold amount %	If maximum sold amount %
Total Proceeds	$5,000,0000	$50,000,0000
(less offering expenses)		
Legal and accounting fees	($200,000)*	($400,000)
Copying and advertising	($50,000)	($500,000)
Net proceeds from offering	$4,750,000	$49,100,000
(Use of net proceeds)		
Production facilities	($300,000)	($5,000,000)**
Legal services	($200,000)	($3,000,000)***
Research and Development	($200,000)	($2,000,000)***
Equipment	($500,000)	($7,000,000)**
Administrative salaries	($500,000)	($500,000)
Goods and Materials	($100,000)	($1,000,000)**
Advertising, Marketing and Promotion	($750,000)	($10,000,000)***
Operating Capital/slush cushion	($2,200,000)	($20,600,000)
	$5,000,000	$50,000,000
	100%	100%

b) if we are unable to raise $5,000,000 minimum, we would prioritize the following expenses in order. Legal Fees, Equipment, Production Facilities, Goods and Materials, Advertising, Research and Development, and finally Operating Capital. Priority of expenses was determined by choosing what parts were necessary to get product to market, while "cutting other corners" and still be in a position later to emerge as the market leader.

*Footnotes: Legal fees are lower for the minimum raised because we are paying for the required services of making sure the offering is legal from a legal professional. If there is additional funding it will be spent on legal services to legally register and structure our company and protect our intellectual property.

**Costs that increase incrementally as a result of doing business in new state jurisdictions include an additional production facility, additional equipment, and additional goods. The estimate/budget to the right is higher to reflect that we would naturally be operating in as many states as possible, including medical marijuana states, rather than just intentionally just Colorado and Washington.

***General expenses including Research and Development, Legal fees, and Advertising all increase with the maximum budget, as the scope of the business widens.

Administrative expenses will stay the same.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10.a. – at this time, we do not have intention of using material/any amounts of funds from sources other than this offering to be used in conjunction with the proceeds from this offering.

b. no amount of funds are intended to be used to discharge indebtness.

c. no material amount of proceeds is intended to be used to acquire assets, other than in the ordinary course of business.

d. no amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced

11. Without proper financing the company anticipates having cash flow problems in the next 12 months.

12. The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months. We do want to "leave the door open" to make an additional offering if we need more capital to accomplish our goal

CAPITALIZATION

13. There is no previous capitalization for this company

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[x] Common Stock

[ ] Preferred or Preference Stock

[ ] Notes or Debentures

[ ] Units of two or more types of securities composed of:

15. These securities have:

Yes No

[x] [ ] Cumulative voting rights

[ ] [ ] Other special voting rights

[ ] [ ] Preemptive rights to purchase in new issues of shares

[ ] [ ] Preference as to dividends or interest

[ ] [ ] Preference upon liquidation

[ ] [ ] Other special rights or preferences (specify):

Explanation: Each common stock would have traditional common stock voting rights

16. Are the securities convertible? [ ] Yes [x] No

If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: N/A

(1) What is the interest rate?________% If interest rate is variable or multiple rates, describe:
____

(2) What is the maturity date?____/____/____ If serial maturity dates, describe:
____

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No Describe:
____

(4) Is there a trust indenture? [ ] Yes [ ] No Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No Describe, including redemption prices: ____

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe: _____________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.
How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $_____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $_____________

How much indebtedness is junior (subordinated) to the securities? $ ____________

18. If securities are Preference or Preferred stock: N/A

19. The capital stock securities do not currently have any restrictions on dividends under loan or other financing arrangements

20. Current amount of assets available for payment of dividends $0

PLAN OF DISTRIBUTION

21. There are no selling agents in this offering at the time of this writing

22. There is no compensation to selling agents or finders. There are no selling agents in this offering at the time of this writing

23. There are no selling agents in this offering at the time of this writing

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. This offering is not made through selling agents. This is a DPO (Direct Public Offering) from the company itself. The selling agent is:

Brian Laoruangroch
1545 Bronson Ave
Hollywood, Ca 90068

25. This offering is not limited to a special group

26. There will be an independent bank or savings and loan association or other similar depository institution acting as escrow agent, but the specific independent bank has not been determined at the time of writing.

27. There are no presently outstanding shares

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. The company has not paid dividends, made distributions upon its stock or redeemed any securities within the last 5 years

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President
Name: Brian Laoruangroch
Age: 28
Office Street Address: 1545 Bronson Ave, Hollywood Ca 90068
Telephone No: (573)424-1659

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Green Mobile Franchise Systems
President
2005-Present
Launch company from idea to passively growing franchise system. Initially started as a website, evolved into a mall kiosk, grew to a retail store front, then two retail store fronts, and then a franchise system to-date 10 locations in size. Duties included "doing whatever it takes to get there"

Education
University of Missouri
Uncompleted bachelors degree in Business
6 hours needed to graduate with any sort of degree
Elected Student Body President of school year 2004

Also a Director of the Company (x) yes ( ) no

Indicate amount of time to be spent on Company matters if less than full time: Average of 3-6 hours each day, nearly every day of the year. Time will be equally distributed between two companies I am CEO of.

30. Chief Operating Officer: Same as CEO, N/A at the time of writing

31. Chief Financial Officer: Same as CEO, N/A at the time of writing

32. There are no other Key Personnel at the time of writing

DIRECTORS OF THE COMPANY

33. Number of Directors: 1. Director for life Brian Laoruangroch

34. Information concerning outside or other Directors (i.e. those not described above): N/A There are no othe directors

35. a. Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company:
( ) yes (x) no

b. No Officers, or Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry

c. The company has never conducted operations and is in the development stage. There CEO of the company has managed another start-up or development stage company. In 2005, Brian Laoruangroch saw a new market emerging where cell phones were broken or lost. From this idea, Brian single-handedly, with little to no financing, grew the company to a 10 store franchise system, to-date.
d. None of the Company's key personnel are consultants or other independent contractors
e. The Company does not have key man life insurance policies on any of its Officers, Directors, or key personnel

36. No persons have had a petition under the Bankruptcy Act or any State insolvency law, nor was anything filed against the Company or its Officers, Directors, or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

Name	Class of shares	Average price per share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Brian Laoruangroch	Common Stock	$0	27,000,000	100%	52,000,000	.519

Office Street Address: 1545 Bronson Ave, Hollywood, CA

Telephone Number: 573.424.1659

Principal Occupation: Executive

38. There are no shares beneficially owned by Officers and Directors as a group:

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND RENUMERATION

39. (a) none of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage

(b) The company has not made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives within the last two years or proposes to do so within the future

(c) None of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering

40. (a) List all renumeration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$0	27,000,000 units of company common stock, plus a controlling 51% and position of CEO, President, and Director for life for starting and launching the company.

41. there are no shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights

42. the business is highly dependent on the services of certain key personnel. Brian Laoruangroch is essential to the success of this business. Brian has signed a non-compete agreement not to compete against Prohibition Brands.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. There is no past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel.

FEDERAL TAX ASPECTS

44. The Company is an S corporation under the Internal Revenue Code of 1986. We do not presently kmow if there will be significant tax benefits that will be available to investors in this offering. We have not had a tax advisor pass upon these tax benefits. You should speak with a tax advisor about what implications may be involved.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

Prohibition Brands Balance Sheet

Balance sheet as of : 02/18/2013

ASSETS		**LIABILITIES**	
Current Assets		**Current Liabilities**	
Cash	$0	Personal Expense Receipts R&D	-$5000

45. The outcome of marijuana legislation is a material factor, that should be reiterated will have an adverse, or favorable effect on the Company and its business

Financial Statements

Part F/S

46. We are a start-up emerging company. We have limited operating history.

Accounts receivable	$0		
(less doubtful accounts)	$0		
	$0		
	$0		
Total Current Assets	$0		
Adjusted Total Current Assets	$0	**Total Current Liabilities**	$5000
Fixed Assets		**Long-term Liabilities**	
Trademarks	$400		
Patents	$125		
Website	$8		
		Shareholders' Equity	
		Capital stock	$0
		Paid in Capital (Cash Inv, Salary Loans)	$0
		Retained earnings	$0
Total Net Fixed Assets	$533.00	**Total Shareholders' Equity**	-$4,467.00
TOTAL ASSETS	$533.00	**TOTAL LIABILITIES & EQUITY**	$533.00

Profit and Loss Statement as of 12/31/12

Income	**2011**	**2012**	
Licensing fees	$0	$0	
Royalties	$0	$0	
Purchase Order Revenue	$0	$0	
Total Income	**$0**	**$0**	
Expenses			
Payroll	$0	$0	
Advertising	$0	$0	
Travel, Research, and Development	$0	$0	
Total Expenses	$0	$0	
Profit/Loss	**$0**	**$0**	

Statement of cash flows 01/01/13		
Cash flows from (used in) operating activities		
Cash receipts from customers	0	
Cash paid to suppliers and employees	0	
Cash generated from operations (**sum**)	**0**	
Interest paid	0	
Income taxes paid	0	
Net cash flows from operating activities		0
Cash flows from (used in) investing activities		
Proceeds from the sale of equipment	0	
Dividends received	0	
Net cash flows from investing activities		0
Cash flows from (used in) financing activities		
Dividends paid	0	
Net cash flows used in financing activities		0
.		
Net increase in cash and cash equivalents		0
Cash and cash equivalents, beginning of year		0
Cash and cash equivalents, end of year		0

Statement of Stockholders Equity as of 01/01/13

	2012
Common Stock	
Balance at beginning of year	$0
Balance at end of year	$5000
Reinvested earnings	
Net income (loss)	($4,467.00)
Total Stockholders Equity	$533.00

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. The Company's financial statements do not show losses from operations due to limited operating history. These financial statements will be phased in as they become available.

48. The trend in the marijuana industry and within our company today will greatly be affected in the next 12 months positively or negatively by the response of the federal government to Washington and Colorados marijuana laws.

49. The Company did not sell a product or products that had significant sales during its last fiscal year

50. The Company did not have foreign sales

Part III – Exhibits

Item 1- Index to Exhibits

1. Underwriting Agreement – n/a or not currently in effect
2. Charter and by-laws– n/a or not currently in effect
3. Instruments defining the rights of security holders– n/a or not currently in effect
4. Subscription Agreement– n/a or not currently in effect
5. Voting trust agreement– n/a or not currently in effect
6. Material contracts– n/a or not currently in effect
7. Material foreign patents– n/a or not currently in effect
8. Plan of acquisition, reorganization, arrangement, liquidation, or succession– n/a or not currently in effect
9. Escrow agreements– n/a or not currently in effect
10. Consents– n/a or not currently in effect
    a. Experts
    b. Underwriters
11. Opinion re legality– n/a or not currently in effect
12. Sales material– n/a or not currently in effect
13. "Test the Water" material– n/a or not currently in effect
14. Appointment of Agent for Service of Process– n/a or not currently in effect
15. Additional exhibits– n/a or not currently in effect

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of HOLLYWOOD, State of CALIFORNIA, on FEBRUARY 18, 2013.

Issuer

PROHIBITION BRANDS INC

By (Signature and Title)

[signature] - BRIAN LAORUANGROCH - CFO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

[signature] - BRIAN LAORUANGROCH

(Title)

PRESIDENT

(Selling Security Holder)

[signature] BRIAN LAORUANGROCH

(Date)

2-18-13